UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger
☒	Liquidation
☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:
Wintergreen Fund, Inc.

3.	Securities and Exchange Commission File No.:
811-21764

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

500 International Drive
Suite 275
Mount Olive, New Jersey 07828

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Carl Gee, Esq.
U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
(414) 765-6873

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Wintergreen Advisers, LLC 500 International Drive Suite 275 Mount Olive, New Jersey 07828 (973) 263-2600	U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202 (414) 765-6873	U.S. Bank, N.A. 1555 North RiverCenter Drive Suite 302 Milwaukee, Wisconsin 53202 (414) 765-6873

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☒	Management company
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Wintergreen Advisers, LLC
500 International Drive
Suite 275
Mount Olive, New Jersey 07828

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC
Three Canal Plaza
Suite 100
Portland, Maine 04101

13.	If the fund is a unit investment trust (“UIT”) provide:
                                   Not Applicable.
(a) Depositors’ name(s) and address(es): Not Applicable.
(b) Directors’ name(s) and address(es): Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

April 15, 2019
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:
If No, explain:

The Fund liquidated in accordance with its organizational documents, which permits the liquidation upon the approval of a majority of the Board without submitting the matter for approval by shareholders.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:
June 3, 2019

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

                     Were any distributions to shareholders made in kind?
☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:
Not Applicable.

Has the fund issued senior securities?
☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes	☐ No
If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
☐ Yes	☒ No
If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Not Applicable.

(b)	Why has the fund retained the remaining assets?
Not Applicable.

(c)	Will the remaining assets be invested in securities?
Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No
If Yes,

(a)	Describe the type and amount of each debt or other liability:
Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $11,338

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $11,310
Transfer Agent Expenses: $600
Printing and Mailing: $710
Blue Sky: $2,200
Audit: $7,800

(iv)	Total expenses (sum of lines (i) - (iii) above): $22,648

(b)	How were those expenses allocated?
While the Fund is required to pay all expenses in connection with the liquidation, because the Fund has an expense limitation agreement in place with Wintergreen Advisers, LLC (the “Investment Manager”), the Fund’s investment manager, and since other expenses are already in excess of that agreement, the Investment Manager has borne (or will bear) all expenses of the liquidation.

(c)	Who paid those expenses?
See 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?
Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
  Not Applicable

(b)	State the Investment Company Act file number of the fund surviving the Merger:
  Not Applicable

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Not Applicable

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Wintergreen Fund, Inc., (ii) he is the Vice President of Wintergreen Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Steven Graff
Steven Graff
Vice President of Wintergreen Fund, Inc. July 12, 2019